UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                   Pursuant to Rule 13a-16 or 15d-16 under the
                         Securities Exchange Act of 1934

                 For the month of:                  July 2006
                Commission File Number:                1-8139

                           Zarlink Semiconductor Inc.
                              (Name of Registrant)

                                 400 March Road
                         Ottawa, Ontario, Canada K2K 3H4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F |X|          Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes |_|                No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

On July 27, 2006, Zarlink Semiconductor Inc. issued its financial statements and notes thereto for the three month period ended June 30, 2006, as well as the related Management's Discussion and Analysis and CEO/CFO Certifications of Interim Filings filed on Form 52-109FM2. This information is being furnished as Exhibits 99.1 through 99.3 to this report and incorporated herein by reference.

   Exhibit No.                              Description
   -----------                              -----------
      99.1 Consolidated Financial Statements for the three month periods ended June 30, 2006, and June 24, 2005, and the notes thereto.
      99.2 Management's Discussion and Analysis of Financial Condition and Results of Operations for the three month period ended June 30, 2006, compared to the three month period ended June 24, 2005.
      99.3  CEO/CFO Certifications of Interim Filings filed on Form 52-109FM2.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Zarlink Semiconductor Inc.

Dated: July 27, 2006                   By: /s/ Scott Milligan
                                           ------------------
                                           Scott Milligan
                                           Senior Vice President of Finance and
                                           Chief Financial Officer